September 22, 2005	MATTHEW ABRUSCI
Director

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW	(212) 325-0401
Washington, D.C. 20549-1004	(646) 935-8398
matthew.abrusci@csfb.com
Attn: David Roberts, Esq.

Re:	TRX, INC.
Registration Statement on Form S-1
File No, 333-124741 – Acceleration Request

Dear Mr. Roberts:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC THOMAS WEISEL PARTNERS LLC LEGG MASON WOOD WALKER, INCORPORATED SUNTRUST CAPITAL MARKETS, INC.
As Representatives

By:	Credit Suisse First Boston LLC

/s/ MATTHEW ABRUSCI
Matthew Abrusci
Director

September 22, 2005	MATTHEW ABRUSCI
Director

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW	(212) 325-0401
Washington, D.C. 20549-1004	(646) 935-8398
matthew.abrusci@csfb.com
Attn: David Roberts, Esq.

Re:	TRX, INC.
Registration Statement on Form S-1
File No. 333-124741 – Acceleration Request

Dear Mr. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 EDT on September 26, 2005 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC THOMAS WEISEL PARTNERS LLC LEGG MASON WOOD WALKER, INCORPORATED SUNTRUST CAPITAL MARKETS, INC.
As Representatives

By:	Credit Suisse First Boston LLC

/s/ MATTHEW ABRUSCI
Matthew Abrusci
Director

September 22, 2005	MATTHEW ABRUSCI
Director

Securities and Exchange Commission Division of Corporate Finance
450 Fifth Street NW	(212) 325-0401
Washington, D.C. 20549-1004	(646) 935-8398
matthew.abrusci@csfb.com
Attn: David Roberts, Esq.

Re:	TRX, INC.
Registration Statement on Form S-1
File No. 333-124741 – Acceleration Request

Dear Mr. Roberts:

The following information with respect to the distribution of the preliminary prospectus dated September 6, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated September 6, 2005 as distributed between September 6, 2005 and September 20, 2005 is as follows;

No. of Copies dated September 6, 2005
To Prospective Underwriters	9,394
To Institutions	1,071
To Individuals	775
To Statistical Services	10

Total	11,250

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC THOMAS WEISEL PARTNERS LLC LEGG MASON WOOD WALKER, INCORPORATED SUNTRUST CAPITAL MARKETS, INC.
As Representatives

By:	Credit Suisse First Boston LLC

/s/ Matthew Abrusci
Matthew Abrusci
Director